NYSE
AN ICE EXCHANGE

June 25, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of the following series of CAPITAL GROUP FIXED INCOME ETF TRUST, under the Exchange Act of 1934:

- Capital Group Municipal High-Income ETF
- Capital Group International Bond ETF (USD-Hedged)
- Capital Group Ultra Short Income ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com